ChargePoint Holdings, Inc.

240 East Hacienda Avenue

Campbell, CA 95008

July 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	ChargePoint Holdings, Inc.

Registration Statement on Form S-3

File No. 333-265986

Request for Acceleration of Effective Date

        Requested Date:      Tuesday, July 12, 2022

        Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ChargePoint Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to make the above-referenced Registration Statement on Form S-3 (File No. 333-265986) (the “Registration Statement”) declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

The Company hereby authorizes each of Jeffrey R. Vetter and Alexa Belonick of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, the Company requests that it be notified by a telephone call to Mr. Vetter at (650) 463-5335 or, in his absence, Ms. Belonick at (415) 801-4940.

[Signature page follows]

Securities and Exchange Commission

July 8, 2022

Sincerely,

ChargePoint Holdings, Inc.

By:	/s/ Rex S. Jackson
Rex S. Jackson
Chief Financial Officer
Principal Financial Officer

cc:	Pasquale Romano, Chief Executive Officer

ChargePoint Holdings, Inc.

David T. Young, Esq.

Jeffrey R. Vetter, Esq.

Alexa Belonick, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP